# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotera Health Co, CIK 0001822479
CUSIP: 83601L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, Ohio (OH), 44147
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-041892
Filed by CIK 0000929408

## Reporting persons
- WARBURG PINCUS & CO.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors (as defined in Item 2) are party to a Stockholders Agreement with the GTCR Investors (as defined in Item 4) and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the U.S. Securities and Exchange Commission ("Commission") on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person (as defined in Item 2). The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- WP XI Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus Private Equity XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus XI Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus Private Equity XI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus Private Equity XI-C, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Bull Co-Invest L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- WP Global LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus (Cayman) XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus XI-C, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
- Warburg Pincus LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,838,253; sole dispositive power 0; shared dispositive power 19,102,952; aggregate amount beneficially owned 31,838,253 (11.2% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), of which 12,735,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities' Form 4, filed with the Commission on March 10, 2026. Although the Warburg Pincus Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  
  (2) Calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.

## Item 1. Issuer
Name of issuer: Sotera Health Co
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, OH, 44147

## Item 2. Person Filing
Name of person filing:
This Amendment No. 5 to Schedule 13G is being filed jointly by (i) Warburg Pincus Private Equity XI, L.P. ("WP XI"), (ii) Warburg Pincus Private Equity XI-B, L.P. ("WP XI-B"), (iii) WP XI Partners, L.P. ("WP XI Partners"), (iv) Warburg Pincus XI Partners, L.P. ("Warburg Pincus XI Partners"), (v) Warburg Pincus Private Equity XI-C, L.P. ("WP XI-C" and, together with WP XI, WP XI-B, WP XI Partners and Warburg Pincus XI Partners, the "WP XI Funds"), (vi) Bull Co-Invest L.P. ("Bull Co-Invest"), (vii) Warburg Pincus XI, L.P. ("WP XI GP"), (viii) WP Global LLC ("WP Global"), (ix) Warburg Pincus Partners II, L.P. ("WPP II"), (x) Warburg Pincus Partners GP LLC ("WPP GP LLC"), (xi) Warburg Pincus & Co. ("WP"), (xii) Warburg Pincus (Cayman) XI, L.P. ("WP XI Cayman GP"), (xiii) Warburg Pincus XI-C, LLC ("WP XI-C LLC"), (xiv) Warburg Pincus Partners II (Cayman), L.P. ("WPP II Cayman"), (xv) Warburg Pincus (Bermuda) Private Equity GP Ltd. ("WP Bermuda GP"), and (xvi) Warburg Pincus LLC ("WP LLC"). The WP XI Funds, Bull Co-Invest, Bull Holdco, WP Global, WPP II, WPP GP LLC, WP XI Cayman GP, WP XI-C LLC, WPP II Cayman, WP Bermuda GP, WP Bull Manager, WP LLC and WP are collectively referred to herein as the "Warburg Pincus Entities."

WP XI GP is the general partner of each of WP XI, WP XI-B, WP XI Partners and Warburg Pincus XI Partners. WP Global is the general partner of WP XI GP. WPP II is the managing member of WP Global. WPP GP LLC is the general partner of WPP II. WP is the managing member of WPP GP LLC. WP XI Cayman GP is the general partner of WP XI-C. WP XI-C LLC is the general partner of WP XI Cayman GP. WPP II Cayman is the managing member of WP XI-C LLC. WP Bermuda GP is the general partner of WPP II Cayman. WP Bull Manager LLC ("WP Bull Manager") is the general partner of Bull Co-Invest. WP is the managing member of WP Bull Manager. WP LLC is the manager of the WP XI Funds. The WP XI Funds share limited partnership ownership in Bull Holdco on a pro rata basis in accordance with their respective numbers of Contributed Shares. The WP XI Funds, Bull Co-Invest, WP XI GP, WP Global, WPP II, WPP GP LLC, WP XI Cayman GP, WP XI-C LLC, WPP II Cayman, WP Bermuda GP, WP Bull Manager, WP LLC and WP are collectively referred to herein as the "Warburg Pincus Reporting Persons" or "WP Investors."
Address of principal business office or, if none, residence: Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

On November 19, 2020, (i) the Issuer, (ii) Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI_B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P. and Bull Co-Invest (collectively, the "Warburg Pincus Sponsors"), (iii) GTCR Fund XI/A LP, GTCR Fund XI/C LP, and GTCR Co-Invest XI LP. (collectively, the "GTCR Funds") and (iv) certain other holders of Common Stock of the issuer ( the "Other Investors"), entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement sets forth certain governance arrangements with respect to the Issuer, transfer restrictions on Other Investors and indemnification matters. Pursuant to the Stockholders Agreement, each of the Warburg Pincus Sponsors and the GTCR Funds has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Sponsors and the GTCR Sponsors. The Warburg Pincus Sponsors and the GTCR Sponsors hold an aggregate total of 31,838,253 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock of the Issuer), including 12,735,301 shares of Common Stock of the Issuer that are publicly reported as being owned by the GTCR Sponsors and 19,102,952 shares of Common Stock of the Issuer that are publicly reported as being owned by the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors or the GTCR Sponsors except as expressly set forth in the Stockholders Agreement and the Warburg Pincus Reporting Persons do not have dispositive power over the Common Stock owned by the GTCR Sponsors. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The number of shares of Common Stock of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 5 - 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

The aggregate total of 12,735,301 shares of Common Stock of the Issuer indicated in this Amendment No. 5 to Schedule 13G as being beneficially owned by the GTCR Sponsors is derived from the GTCR Sponsors' Form 4, filed with the Commission on March 10, 2026, and is not purported to be an accurate representation of the GTCR Sponsors' beneficial ownership as of the date of this Amendment No. 5 to Schedule 13G. The GTCR Sponsors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the GTCR Sponsors.
Percent of class: The percentages used herein are calculated based on 284,392,079 shares of Common Stock outstanding as of February 17, 2026 as reported on the Issuer's final prospectus reported on Form 424B7, filed on March 5, 2026.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 31,838,253
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 19,102,952

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
(1) The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Amendment No. 5 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is incorporated by reference as Exhibit 99.1.

(2) Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the issuer owned of record by such Warburg Pincus Reporting Person

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by Warburg Pincus Private Equity XI, L.P., Warburg Pincus XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-C, L.P., Bull Co-Invest L.P., Warburg Pincus XI, L.P., WP Global LLC, Warburg Pincus Partners II, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus (Cayman) XI, L.P., Warburg Pincus XI-C, LLC, Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP LTD., and Warburg Pincus LLC ("Warburg Pincus Funds") dated as of February 14, 2022, which was previously filed with the Commission as Exhibit 99.1 to Amendment No. 1 to Schedule 13G filed by the Warburg Pincus Funds on February 14, 2022 with respect to the shares of common stock of Sotera Health Co.

## Signatures
- WARBURG PINCUS & CO.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus XI, L.P., Warburg Pincus XI, L.P / General Partner (03/10/2026)
- WP XI Partners, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (03/10/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus Partners II, L.P, Warburg Pincus Partners II, L.P. / Managing Member (03/10/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus & Co, Warburg Pincus & Co. / Managing Member (03/10/2026)
- WP XI Partners, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Harsha Marti, Harsha Marti, Partner (03/10/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (03/10/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus XI, L.P., Warburg Pincus XI, L.P. / General Partner (03/10/2026)
- Warburg Pincus XI Partners, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (03/10/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (03/10/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus XI, L.P., Warburg Pincus XI, L.P. / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (03/10/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus (Cayman) XI, L.P., Warburg Pincus (Cayman) XI, L.P. / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus XI-C, LLC, Warburg Pincus XI-C, LLC / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus Partners II (Cayman), L.P. / Managing Member (03/10/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (03/10/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (03/10/2026)
- Bull Co-Invest L.P.: /s/ WP Bull Manager LLC, WP Bull Manager LLC / General Partner (03/10/2026)
- Bull Co-Invest L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus XI, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (03/10/2026)
- Warburg Pincus XI, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (03/10/2026)
- Warburg Pincus XI, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- Warburg Pincus XI, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus XI, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- WP Global LLC: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (03/10/2026)
- WP Global LLC: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- WP Global LLC: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- WP Global LLC: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus Partners II, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (03/10/2026)
- Warburg Pincus Partners II, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus Partners II, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus Partners GP LLC: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (03/10/2026)
- Warburg Pincus Partners GP LLC: /s/ Harsha Marti, Harsha Marti / Partner (03/10/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Warburg Pincus XI-C, LLC, Warburg Pincus XI-C, LLC / General Partner (03/10/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus Partners II (Cayman), L.P. / Managing Member (03/10/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (03/10/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (03/10/2026)
- Warburg Pincus XI-C, LLC: /s/ Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus Partners II (Cayman), L.P. / Managing Member (03/10/2026)
- Warburg Pincus XI-C, LLC: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (03/10/2026)
- Warburg Pincus XI-C, LLC: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (03/10/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (03/10/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (03/10/2026)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (03/10/2026)
- Warburg Pincus LLC: /s/ Harsha Marti, Harsha Marti / Managing Director, Chief Legal Officer and Head of New Solutions (03/10/2026)